Harney Westwood & Riegels LP Craigmuir Chambers, PO Box 71 Road Town, Tortola VG1110 British Virgin Islands

Tel: +1 284 494 2233

Fax: +1 284 494 3547

7 August 2023

george.weston@harneys.com

+1 284 852 4333 054790.0001/GYW/JKK

SEALSQ Corp.

Avenue Louis-Casaï 58

1216 Cointrin Switzerland

Dear SEALSQ Corp.

SEALSQ Corp., Company No 2095496 (the Company)

We are lawyers qualified to practise in the British Virgin Islands and have been asked to provide this legal opinion to you with regard to the laws of the British Virgin Islands in relation to the Company’s F-1 Registration Statement, as may be amended from time to time (the Statement), and the resale (the Offering) of up to 8,000,000 Ordinary Shares par value US$0.01 per share (Ordinary Shares) of the Company which include Ordinary Shares issuable upon the conversion of the Notes (as defined in Schedule 1) (the Conversion Shares) held by L1 Capital Global Opportunities Master Fund, Ltd. and Anson Investments Master Fund LP (collectively, the Selling Shareholders) and upon exercise of the Warrants (as defined in Schedule 1) (the Warrant Shares). Where the context provides, capitalised terms defined in the Statement shall have the same meanings when used in this opinion.

For the purposes of giving this opinion, we have examined the Documents (as defined in Schedule 1). We have not examined any other documents, official or corporate records or external or internal registers and have not undertaken or been instructed to undertake any further enquiry or due diligence in relation to the transaction which is the subject of this opinion.

In giving this opinion we have relied upon the assumptions set out in Schedule 2 which we have not verified.

Based solely upon the foregoing examinations and assumptions and having regard to legal considerations which we deem relevant, and subject to the qualifications set out in Schedule 3, we are of the opinion that under the laws of the British Virgin Islands:

1	Existence and Good Standing.

1.1	The Company is a company duly incorporated with limited liability and is validly existing and in good standing under the laws of the British Virgin Islands. The Company is a separate legal entity and is subject to suit in its own name.

2	Warrant Shares.

2.1	The Warrant Shares have been duly authorised by all necessary corporate action of the Company and upon exercise of the Warrants and issue of the Warrant Shares (by the entry of the name of the registered owner thereof in the Register of Members confirming that such Warrant Shares have been issued credited as fully paid), delivery and payment therefor by the purchaser in accordance with the Memorandum & Articles and in the manner contemplated by the Transaction Documents, the Warrant Shares will have been validly issued, fully paid and non-assessable.

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3	Conversion Shares.

3.1	The Conversion Shares have been duly authorised by all necessary corporate action of the Company and upon exercise of the Notes and issue of the Conversion Shares (by the entry of the name of the registered owner thereof in the Register of Members confirming that such Conversion Shares have been issued credited as fully paid), delivery and payment therefor by the purchaser in accordance with the Memorandum & Articles and in the manner contemplated by the Transaction Documents, the Conversion Shares will have been validly issued, fully paid and non-assessable.

4	Searches.

4.1	No court proceedings pending against the Company are indicated from our searches at the British Virgin Islands High Court Registry referred to in paragraph 4 of Schedule 1.

4.2	Based on our searches at the British Virgin Islands Registry of Corporate Affairs and the British Virgin Islands High Court Registry referred to in paragraphs 3 and 5 of Schedule 1, no currently valid order or resolution for liquidation of the Company and no current notice of appointment of a receiver over the Company or any of its assets appears on the records maintained in respect of the Company.

This opinion is confined to the matters expressly opined on herein and given on the basis of the laws of the British Virgin Islands as they are in force and applied by the British Virgin Islands courts at the date of this opinion. We have made no investigation of, and express no opinion on, the laws of any other jurisdiction. We express no opinion as to matters of fact. Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in the Transaction Documents. We express no opinion with respect to the commercial terms of the transactions the subject of this opinion.

This opinion is rendered for your benefit in connection with the transactions contemplated by the Transaction Documents. It may be disclosed on a non-reliance basis to:

(i)	your professional advisers (acting only in that capacity);

(ii)	any person to whom disclosure is required to be made by applicable law or pursuant to the rules or regulations of any regulatory body exercising jurisdiction over you,

(iii)	in connection with any judicial proceedings; and

(iv)	any of your successors in title and assignees.

It may not be used, disclosed to, or relied upon by any other party or for any other purpose.

Yours faithfully

/s/ Harney Westwood & Riegels LP
Harney Westwood & Riegels LP

SCHEDULE 1

List of Documents and Records Examined

1	a copy of the Company’s certificate of incorporation obtained from the Registry of Corporate Affairs on 28 February 2023 and the memorandum and articles of association (Memorandum and Articles) obtained from the Registry of Corporate Affairs on 19 May 2023, which our searches dated 4 August 2023 indicated were not subsequently amended;

2	the records and information certified by Harneys Corporate Services Limited, the registered agent of the Company, on 11 July 2023 of the statutory documents and records maintained by the Company at its registered office (the Registered Agent’s Certificate);

3	the public records of the Company on file and available for inspection at the Registry of Corporate Affairs, Road Town, Tortola, British Virgin Islands on 4 August 2023;

4	a certificate of good standing issued by the Registrar of Corporate Affairs with respect to the Company dated 11 July 2023;

5	the records of proceedings on file with, and available for inspection on 4 August 2023 at the High Court of Justice, British Virgin Islands; and

6	a certificate from directors of the Company, dated 11 July 2023 (the Director’s Certificate).

7	a copy of the unanimous written resolutions of the board of directors of the Company dated 7 July 2023 approving the Company’s entry into, and authorising the execution and delivery by the Company of, the Transaction Documents (the Resolutions),

(1 to 6 above are the Corporate Documents).

8	copies of the Transaction Documents consisting of the following:

(a)	the draft Statement;

(b)	a securities purchase agreement (SPA) dated 11 July 2023 and entered into between the Company and the Purchasers (as defined therein) relating to the Offering;

(c)	4% discount convertible promissory notes issued by the Company to the Selling Shareholders on 11 July 2023 (Notes); and

(d)	ordinary shares purchase warrants issued by the Company to the Selling Shareholders on 11 July 2023 (Warrants),

((a) to (d) above are the Transaction Documents).

The Corporate Documents and the Transaction Documents are collectively referred to in this opinion as the Documents.

SCHEDULE 2

Assumptions

1	Validity under Foreign Laws. That:

(a)	each party to the Transaction Documents (other than the Company) has the necessary capacity, power and authority to enter into the Transaction Documents and perform its obligations thereunder, and each such party has duly executed the Transaction Documents;

(b)	the Transaction Documents will constitute valid, legally binding and enforceable obligations of each of the parties thereto under the laws of New York State by which law they are expressed to be governed;

(c)	all formalities required under the laws of New York State and any other applicable laws (other than the laws of the British Virgin Islands) have been complied with; and

(d)	no other matters arising under any foreign law will affect the views expressed in this opinion.

2	Draft Documents. The Company will duly execute and deliver each Transaction Document in the form of the drafts provided to us for review.

3	Choice of Laws. The choice of the laws of New York State selected to govern the Transaction Documents has been made in good faith and will be regarded as a valid and binding selection which will be upheld in the courts of that jurisdiction and all other relevant jurisdictions (other than the British Virgin Islands) and the entry into and performance of the Transaction Documents will not cause any of the parties thereto to be in breach of any agreement or undertaking.

4	Directors. The board of directors of the Company considers the execution of the Transaction Documents and the transactions contemplated thereby to be in the best interests of the Company and no director has a financial interest in or other relationship to a party or the transactions contemplated by the Transaction Documents which has not been properly disclosed in the Resolutions.

5	Bona Fide Transaction. No disposition of property effected by the Transaction Documents is made for an improper purpose or wilfully to defeat an obligation owed to a creditor. Each director has exercised proper care, diligence and skill in relation to the Transaction Documents.

6	Solvency. The Company was on the date of execution of the Transaction Documents able to pay its debts as they fall due, and entering into the Transaction Documents will not cause the Company to become unable to pay its debts as they fall due.

7	Authenticity of Documents. All original Documents are authentic, all signatures, initials and seals are genuine, all copies of Documents are true and correct copies and the Transaction Documents conform in every material respect to the latest drafts of the same produced to us and, where the Transaction Documents have been provided to us in successive drafts marked-up to indicate changes to such documents, all such changes have been so indicated.

8	Corporate Documents. All matters required by law to be recorded in the Corporate Documents are so recorded, all corporate minutes, resolutions, certificates, documents and records which we have reviewed are accurate and complete, and all facts expressed in or implied thereby are accurate and complete. The information recorded in the Registered Agent’s Certificate was accurate as at the date of the passing of the Resolutions.

9	Stamp Duty. The Company does not own an interest in land in the British Virgin Islands either directly or indirectly.

10	No Steps to Wind-up. The directors and shareholders of the Company have not taken any steps to appoint a liquidator of the Company and no receiver has been appointed over any of the property or assets of the Company.

11	No Steps to Redomicile. The directors and shareholders of the Company have not taken any steps to redomicile or continue the existence of the Company under the laws of a jurisdiction outside the British Virgin Islands.

12	Resolutions. The written Resolutions have been duly executed (and where executed by a corporate entity, such execution has been duly authorised if so required) by or on behalf of each director or shareholder (as the case may be), and the signatures and initials thereon are those of a person or persons in whose name the Resolutions have been expressed to be signed. The Resolutions remain in full force and effect.

13	Execution. The Transaction Documents were either executed as a single physical document (whether in counterpart or not) in full and final form or, where any Transaction Document was executed by or on behalf of any company, body corporate or corporate entity, the relevant signature page was attached to such Transaction Document by, or on behalf of, the relevant person or otherwise with such person’s express or implied authority.

14	Unseen Documents. Save for the Documents provided to us there are no resolutions, agreements, documents or arrangements which materially affect, amend or vary the transactions envisaged in the Documents.

15	Proceeds of Crime. No payment or transfer of property to or for the account of any party under the Transaction Documents represent or will represent money laundering, terrorist financing or proliferation financing as defined under the Anti-Money Laundering Regulations 2008.

SCHEDULE 3

Qualifications

1	Enforceability. The term enforceable as used above means that the obligations assumed by the Company under the relevant instrument are of a type which the courts of the British Virgin Islands enforce. It does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular:

(a)	Insolvency. Rights and obligations may be limited by bankruptcy, insolvency, liquidation, winding-up, reorganisation, moratorium, readjustment of debts, arrangements and other similar laws of general application affecting the rights of creditors.

(b)	Limitation Periods. Claims under the Transaction Documents may become barred under the Limitation Act 1961 relating to the limitation of actions in the British Virgin Islands or may be or become subject to defences of set-off, estoppel or counterclaim.

(c)	Equitable Rights and Remedies. Equitable rights may be defeated by a bona fide purchaser for value without notice. Equitable remedies such as injunctions and orders for specific performance are discretionary and will not normally be available where damages are considered an adequate remedy.

(d)	Fair Dealing. Strict legal rights may be qualified by doctrines of good faith and fair dealing - for example a certificate or calculation as to any matter might be held by a British Virgin Islands court not to be conclusive if it could be shown to have an unreasonable or arbitrary basis, or in the event of manifest error.

(e)	Prevention of Enforcement. Enforcement may be prevented by reason of fraud, coercion, duress, undue influence, unreasonable restraint of trade, misrepresentation, public policy or mistake or limited by the doctrine of frustration of contracts.

(f)	Penal Provisions. Provisions, for example, for the payment of additional interest in certain circumstances, may be unenforceable to the extent a court of the British Virgin Islands determines such provisions to be penal.

(g)	Currency. A British Virgin Islands court retains a discretion to denominate any judgment in US dollars.

(h)	Confidentiality. Provisions imposing confidentiality obligations may be overridden by the requirements of legal process.

(i)	Award of Costs. In principle the courts of the British Virgin Islands will award costs and disbursements in litigation in accordance with the relevant contractual provisions but there remains some uncertainty as to the way in which the rules of the High Court will be applied in practice.

(j)	Inappropriate Forum. The courts of the British Virgin Islands may decline to exercise jurisdiction in relation to substantive proceedings brought under or in relation to the Transaction Documents in matters where they determine that (i) such proceedings may be tried in a more appropriate forum, (ii) proceedings are already underway in a different forum, or (iii) the issues have already been finally determined by another forum.

(k)	Financial Services Business. An agreement made by a person in the course of carrying on unlicensed financial services business is unenforceable against the other party to the agreement under section 50F of the Financial Services Commission Act 2001.

2	Public Records. Records reviewed by us may not be complete for various reasons. In particular you should note that:

(a)	in special circumstances the court may order the sealing of the court record, which would mean that a record of the court action would not appear on the High Court register;

(b)	failure to file notice of appointment of a receiver with the Registry of Corporate Affairs does not invalidate the receivership but merely gives rise to penalties on the part of the receiver;

(c)	a liquidator of a British Virgin Islands company has 14 days after their appointment within which they must file notice of their appointment at the Registry of Corporate Affairs; and

(d)	although amendments to the Memorandum and Articles of Association of a company are normally effective from the date of registration with the Registry of Corporate Affairs, it is possible for a British Virgin Islands court to order that they be treated as being effective from an earlier date, and searches would not reveal the amendments until the court order was subsequently filed, and accordingly our searches would not indicate such issues.

3	Severability. The courts in the British Virgin Islands will determine in their discretion whether or not an illegal or unenforceable provision may be severed.

4	Several Remedies. In certain circumstances provisions in the Transaction Documents that:

(a)	the election of a particular remedy does not preclude recourse to one or more others; or

(b)	delay or failure to exercise a right or remedy will not operate as a waiver of any such right or remedy, may not be enforceable.

5	Exculpation and Indemnity Provisions. The effectiveness of terms in any of the Transaction Documents excusing any party from a liability or duty otherwise owed or indemnifying that party from the consequences of incurring such liability or breaching such duty are limited by law.

6	Foreign Statutes. We express no opinion in relation to provisions making reference to foreign statutes in the Transaction Documents.

7	Amendment. A British Virgin Islands court would not treat as definitive a statement in a contract that it could only be amended or waived in writing but would be able to consider all the facts of the case particularly where consideration had passed to determine whether a verbal amendment or waiver had been effected and if it found that it had such verbal amendment or waiver would be deemed to have also amended the stated requirement for a written agreement.

8	Good Standing. To maintain the Company in good standing under the laws of the British Virgin Islands, annual licence fees must be paid to the Registrar of Corporate Affairs.

9	Conflict of Laws. An expression of an opinion on a matter of British Virgin Islands law in relation to a particular issue in this opinion should not necessarily be construed to imply that the British Virgin Islands courts would treat British Virgin Islands law as the proper law to determine that issue under its conflict of laws rules.

10	Sanctions. The obligations of the Company may be subject to restrictions pursuant to United Nations and United Kingdom sanctions as implemented under the laws of the British Virgin Islands.

11	Economic Substance. We have undertaken no enquiry and express no view as to the compliance of the Company with the Economic Substance (Companies and Limited Partnerships) Act 2018.